UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT

TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

CELSION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	52-1256615
(State of incorporation ororganization)	(I.R.S. Employer Identification No.)

10220 Old Columbia Road, Suite L, Columbia, MD	21046
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

This Amendment No. 2 amends the Registration Statement on Form 8-A initially filed with the Securities and Exchange Commission on September 19, 2002 by Celsion Corporation (the “Company”).  The purpose of this Amendment No. 2 is to amend the name of the exchange on which the Preferred Share Purchase Rights (as described in more detail below) of the Company, are to be listed, as specified on the cover page hereof.

Item 1.   Description of Registrant’s Securities to be Registered.

                On August 6, 2002, the Board of Directors (the “Board”) of the Company declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share of the Company (the “Common Stock”).  The dividend was payable to the stockholders of record on August 6, 2002 (the “Record Date”), and with respect to shares of Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to shares of Common Stock issued after the Distribution Date (as defined below).  Except as set forth below, when it becomes exercisable, each Right entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000) of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”), at a price of $4.46 per one ten-thousandth (1/10,000) of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement (the “Agreement”) between the Company and American Stock Transfer & Trust Company, as rights agent, dated as of August 15, 2002 (the “Effective Date”).

                Initially, the Rights will be attached to all certificates representing shares of Common Stock outstanding as of the Record Date, and no separate certificates representing the Rights (“Right Certificates”) will be distributed.  The Rights will separate from the Common Stock upon the earlier to occur of (A) a person or group of affiliated or associated persons having acquired Beneficial Ownership (as defined in the Agreement) of fifteen percent (15%) or more of the outstanding shares of Common Stock or (B) ten (10) days (or such later date as the Board may determine) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the completion of which would result in a person or group of affiliated or associated persons becoming an Acquiring Person (as defined below) (in either case, the “Distribution Date”). A person or group whose acquisition of shares of Common Stock cause a Distribution Date pursuant to clause (A) above is an “Acquiring Person,” with certain exceptions set forth in the Agreement.  The date on which a person or group is first publicly announced to have become such by the Company or such Acquiring Person or an earlier date on which a majority of the then-sitting members of the Board becomes aware of the existence of such Acquiring Person is referred to below and in the Agreement as the “Stock Acquisition Date”.

                The Agreement provides that, until the Distribution Date, the Rights will be transferred only with the associated shares of Common Stock.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Agreement by reference; however, the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights (a copy of which is attached as Exhibit C to the Agreement) being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.  The Rights will separate from the Common Stock on the Distribution Date and, as soon as possible thereafter, Right Certificates will be mailed to the holders of record of the shares of Common Stock as of the Close of

Business (as defined in the Agreement) on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

                The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on August 15, 2012, unless earlier redeemed by the Company as described below.

                If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the “Flip-In Right”) to receive, upon exercise, the number of shares of Common Stock (or, in certain circumstances, one ten-thousandth (1/10,000) of a share of Preferred Stock) or other securities of the Company having a value (immediately before such triggering event) equal to two (2) times the exercise price of the Right.  Notwithstanding the foregoing, after the Flip-In Right is triggered as described above, all Rights that are, or (under certain circumstances specified in the Agreement) were, Beneficially Owned by any Acquiring Person or any affiliate or associate thereof will be null and void.  The Board has the option, at any time after any person becomes an Acquiring Person but before an Acquiring Person becomes the Beneficial Owner of fifty percent (50%) or more of the Common Stock, to exchange all or part of the then-exercisable Rights (excluding those that have become void, as described in the immediately preceding sentence) for shares of Common Stock, at a one-to-one exchange ratio, appropriately adjusted to reflect any stock split, stock dividend or similar transaction having occurred since the Effective Date.

                If, at any time after the Stock Acquisition Date, (A) the Company consolidates or mergers with another Person (as defined in the Agreement), (B) any Person merges with and into the Company, with the Company being the surviving corporation and, in connection with such merger, all or part of the Common Stock is changed into or exchanged for stock or other securities of any other Person (or of the Company) or cash or any other property, or (C) the Company sells or otherwise transfers, in one or more transactions, assets or earning power aggregating fifty percent (50%) or more of its consolidated assets or earning power to any other Person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise, common shares of the acquiring company (or, in certain circumstances, its parent), having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

                The Purchase Price payable, the number of Rights, and the number of shares of Preferred or Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Agreement.  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price.

                The number of outstanding Rights and the number of one ten-thousandths (1/10,000s) of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, before the Distribution Date.

                Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock will be entitled to ten thousand (10,0000) votes per share (subject to customary antidilution provisions) on matters submitted to a vote of the shareholders.  Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $100 per share but, if greater, will be entitled to a total dividend per share of ten thousand (10,000) times the dividend declared per share of Common Stock.  In the event of liquidation, the holders of shares of the Preferred Stock will be entitled to a minimum preferential liquidation payment per share in an amount equal to the greater of $4.46 or ten thousand (10,000) times the payment made per share of Common Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive ten thousand (10,000) times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

                Because of the nature of the dividend, liquidation and voting rights, the value of the one ten-thousandth (1/10,000) of a share of Preferred Stock purchasable upon the exercise of a Right should approximate the value of one (1) share of Common Stock.

                No fractional shares of Preferred Stock will be issued (other than fractions which are one ten-thousandth (1/10,000) or integral multiples of one ten-thousandth (1/10,000) of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day before the date of exercise.

At any time before the earlier to occur of (A) a person becoming an Acquiring Person or (B) the expiration of the Rights, and under certain other circumstances, the Company may redeem the Rights in whole, but not in part, at a price (payable in cash or, at the Company’s election, in Common Stock) of $0.01 per Right (the “Redemption Price”). Any redemption would be effective upon the action of the Board.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Agreement in any manner that does not adversely affect the interests of holders of the Rights.

                Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

                The Rights are designed to protect and maximize the value of shareholders’ interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. The Rights are not intended to prevent a takeover of the Company and are not expected to do so. The Rights may be redeemed by the Company as described in Section 23 of the Agreement, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Issuance of the Rights should not weaken the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by potential takeover attempts. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

                On February 27, 2006, the Company effected a one-for-15 reverse stock split of the Common Stock. Pursuant to the Agreement, the number of Rights associated with each share of Common Stock issued and outstanding or to be issued by the Company was adjusted accordingly. As long as the Rights are attached to the Common Stock, the Company will issue Rights with new shares of Common Stock issued so that all such shares will have Rights attached.

                The Agreement (including, attached as exhibits to the Agreement, the Form of Certificate of Designation for the Series C Junior Convertible Preferred Stock, the Form of Right Certificate, and a Summary of the Rights) is incorporated herein by reference as indicated in Item 2 below. The foregoing description of the Rights is qualified in its entirety by reference to such Agreement.

Item 2. Exhibits.

Exhibit No.	Description
3.1

Certificate of Designations of Series C Junior Participating Preferred Stock of Celsion Corporation,incorporated herein by reference to Exhibit 4.4 to the Form S-3 Registration Statement (File No. 333-100638) filed October 18, 2002.

4.1

Rights Agreement dated as of August 15, 2002, between Celsion Corporation and American Stock Transfer & Trust Company, which includes as Exhibits A, B and C, respectively, the Form of Certificate of Designations for the Series C Junior Participating Preferred Stock, the Form of Right Certificate, and a Summary of the Rights, incorporated by reference to Celsion Corporation’s Current Report on Form 8-K filed August 21, 2002.

4.2

Amendment adopted January 16, 2003 to Rights Agreement between Celsion Corporation and American Stock Transfer & Trust Company, incorporated herein by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	February 7, 2008

By:	/s/ Paul B. Susie
Name:	Paul B. Susie
Title:	Interim Chief Accounting Officer

Exhibit Index

Exhibit No.	Description

3.1

Certificate of Designations of Series C Junior Participating Preferred Stock of Celsion Corporation, incorporated herein by reference to Exhibit 4.4 to the Form S-3 Registration Statement (File No. 333-100638) filed October 18, 2002.

4.1

Rights Agreement dated as of August 15, 2002, between Celsion Corporation and American Stock Transfer & Trust Company, which includes as Exhibits A, B and C, respectively, the Form of Certificate of Designations for the Series C Junior Participating Preferred Stock, the Form of Right Certificate, and a Summary of the Rights, incorporated by reference to Celsion Corporation’s Current Report on Form 8-K filed August 21, 2002.

4.2

Amendment adopted January 16, 2003 to Rights Agreement between Celsion Corporation and American Stock Transfer & Trust Company, incorporated herein by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2004.